A.W. Gourlay, P. Geol.
Consulting Geologist
RR#1, P.O. Box Q-59
Bowen Island, B.C.
V0N 1GO

CONSENT of AUTHOR

TO: Western Copper Corporation
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Authorité des marchés financiers du Québec
Nova Scotia Securities Commission
New Brunswick Office of the Administrator of Securities
PEI Provincial Affairs & Attorney General
Department of Government Services and Lands, Government of Newfoundland and Labrador
The Toronto Stock Exchange

I, Andrew W. Gourlay, P. Geol., refer to the technical report titled "Technical Report on the Coates Lake Copper Deposit, Nahanni Mining District, Western Northwest Territories" dated August 15, 2005 (the "Technical Report") prepared for Western Copper Corporation by A.W. Gourlay, P. Geol..

I confirm that I provide written consent to the filing of the Technical Report on SEDAR by Western Copper Corporation.

I confirm that I have read the written disclosure relating to the subject matter of the Technical Report contained in the Annual Information Form dated March 23, 2007 which is being filed on SEDAR and that the information fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated as of the 2nd day of April, 2007.

Signature of Qualified Person

A.W. GOURLAY
Print Name of Qualified Person